Exhibit 12.1

TENET HEALTHCARE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Year Ended December 31,							Nine Months Ended September 30,
	2009		2008		2007	2006	2005	2010		2009
	(Dollars in Millions)
Earnings:
Earnings (losses) before income taxes	$205		$54		$(96)	$(1,088)	$(363)	$96		$216
Less:
Equity in earnings of affiliates	6		13		20	6	10	4		5
Add:
Cash dividends received	—		3		3	4	4	—		—
Interest component of rent expense(a)	45		43		41	40	39	32		33
Interest expense	445		418		419	408	403	323		342
Amortization of capitalized interest	9		8		8	8	7	7		7

Earnings (losses), as adjusted	$698		$513		$355	$(634)	$80	$454		$593

Fixed charges:
Interest expense	$445		418		$419	$408	$403	$323		$342
Capitalized interest	9		10		11	15	12	2		6
Interest component of rent expense	45		43		41	40	39	32		33

Total fixed charges	$499		$471		$471	$463	$454	$357		$381

Ratio of earnings to fixed charges(b)	1.4	x	1.1	x	n/a	n/a	n/a	1.3	x	1.6	x

(a)	The interest component of rent expense was estimated to be one-third of rent expense.
(b)	Earnings were insufficient to cover fixed charges for the years ended December 31, 2007, 2006 and 2005 by $116 million, $1.097 billion and $374 million, respectively.